EXHIBIT 99.1

 Rada  Electronic Industries Ltd. – Quorum not met; Extraordinary General Meeting is adjourned

NETANYA, Israel, May 9, 2016 - Rada  Electronic Industries Ltd. (the “Company”) announced today that a quorum was not met in its Extraordinary General Meeting that took place yesterday, May 8, 2016. According to the Company’s Articles of Association, the meeting is adjourned to the same day in the next week, May 15, 2016 at the same time, where two shareholders present in person or by proxy shall be a quorum.